Exhibit 99.1

Press Release

D.E MASTER BLENDERS 1753 appoints Gerrit Stolk to lead global Out of Home business

Amsterdam, September 11, 2012 – D.E MASTER BLENDERS 1753 has appointed Gerrit Stolk as senior vice president for its global Out of Home business, effective immediately. He will report directly to Chief Executive Officer Michiel Herkemij.

“It is a pleasure bringing Gerrit on board,” said Michiel Herkemij, CEO, D.E MASTER BLENDERS 1753. “I have worked with him before and seen first-hand his talent for building teams and delivering results. I am convinced his leadership will accelerate profitable growth in our Out of Home business.”

Gerrit Stolk, 60, joins D.E MASTER BLENDERS 1753 from Heineken International, where he led the company’s wholesale business with operations in 14 countries. His international career spans three decades in Europe as well as in emerging markets in Asia and Africa. He has held senior management positions at leading consumer goods companies such as Heineken and Royal Friesland Foods.

Gerrit Stolk succeeds Nick Snow, 48, who headed the global Out of Home business for the past seven years. Under Nick Snow’s leadership, the business grew to sales of more than €630 million in fiscal 2012 and consolidated its position as the leading player in the liquid roasted coffee category in Western Europe.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com